TFS CAPITAL INVESTMENT TRUST

May 11, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      TFS Capital Investment Trust (the "Trust")
File Nos. 333-113652; 811-21531

Ladies and Gentlemen:

Ms. Sheila Stoudt of the Commission's staff recently contacted us by telephone to provide the following comments on the Trust's Form N-CSR for the fiscal period ended October 31, 2014.  The comments along with the Trust's responses are listed below.

1.
Comment:   In the Statements of Assets and Liabilities for the TFS Market Neutral Fund, TFS Small Cap Fund and TFS Hedged Futures Fund add "Contingencies and Commitments (See Note 7)" as line item below the line item "Total Liabilities".

Response:  We will add the line item to our next shareholder report.

2.	Comment: For each Fund explain why "Total Annual Fund Operating Expenses" as listed in the current prospectus do not match a Fund's ratio of net expenses to average net assets as stated in the Financial Highlights tables.

Response:  The Annual Fund Operating Expenses table included in each Fund's current prospectus does not correlate to each Fund's ratio of net expenses to average net assets as reported in its Financial Highlights table due to the Adviser's decision to contractually lower each Fund's advisory fee during the fiscal year.  In addition, Acquired Fund Fees Expenses, which are included in each Fund's Total Annual Fund Operating Expenses are not required by GAAP and thus are not included in each Fund's ratio of net expenses to average net assets as stated in its Financial Highlights table.

3.
Comment:   Please revise the table included in the Notes to Financial Statements as it relates to the valuation techniques used by the Board of Trustees to determine the fair value of the Level 3 investments to provide disclosure of the actual valuation technique used to value a security and not the result of the use of such technique in valuing fund securities.  In addition, provide the range of such techniques used to value a group of similar Level 3 securities, if applicable.

Response:  The table referenced above in the Notes to the Financial Statements will be revised going forward to explain the valuation technique used to value the group of similar securities and if such group's valuation techniques involve a range include the actual range used.

4.	Comment: If a Fund invests in forward foreign currency contracts include the name of the counterparty in the Notes to the Financial Statements.

Response:  In future shareholder reports we will add the counterparty's name for any Fund investments in forward foreign currency contracts.

5.	Comment: It does not appear that the opinion for the full schedules of investments was included in the N-CSR filing as required by Item 6 of Form N-CSR. If it was not included please re-file the N-CSR with the opinion.

Response:  We are re-filing the N-CSR with the opinion for the full schedules of investments.

We acknowledge that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3406 if you have any questions.

Very truly yours,

/s/  Wade Bridge

Wade Bridge
Secretary